May 27, 2025

John Ross
Chief Executive Officer
Central Bancompany, Inc.
238 Madison Street
Jefferson City, MO 65101

       Re: Central Bancompany, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 29, 2025
           CIK No. 0002065601
Dear John Ross:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Prospectus Summary
Loans and Leases, page 8

1. We note your disclosure that your loan and lease portfolio has grown at a 6%
       compound annual growth rate ("CAGR") over the last 10 years. Because CAGR does not show trends or events during the period represented, please do not use CAGR without also providing the year to year data. We note similarly the deposit base
       CAGR discussed at page 9, without year to year data. Please similarly revise to include the year to year data or remove the CAGR references.
Selected Financial Data, page 27

2. Please revise the relevant sections of your filing to define how "total revenue" is
 May 27, 2025
Page 2

       calculated as we note several performance ratios, both GAAP and non-GAAP, are derived from total revenue.
Risk Factors
Our business may be adversely affected by unfavorable economic conditions, page
32

3. We note from your disclosure that a significant portion of your loan portfolio is concentrated in Missouri. Please revise your disclosure to include a more detailed discussion of the risks associated with this geographic concentration. In particular, consider discussing regional economic trends and declines in commercial real estate values and office occupancy that could materially impact property values.
Changes in interest rates and monetary policy, page 34

4. Please address more specifically in this risk factor, or in a separately captioned risk factor with its own subheading, how the current interest rate environment is currently affecting your business.
An active, liquid and orderly trading market, page 54

5. We note your disclosure that your stock is quoted on the OTC Pink market. Please disclose the most recent quotation price.
Use of Proceeds, page 63

6. Please indicate the approximate amount of proceeds for each of the intended purposes, of supporting your growth strategy and for general corporate purposes. Refer to Item
       504 of Regulation S-K.
7. We note that use of proceeds may include future acquisitions. Please identify any known acquisitions, or clarify if you have no current plans. Refer to Instruction 6 to
       Item 504 of Regulation S-K.
Business, page 129

8. Please clarify here, and at page 1, how you assisted the state of Missouri during the
       Great Depression.
Note 1. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-13

9. We note disclosure of your adoption of ASU 2022-02 and your statement that the new required disclosures have been included in the notes to the consolidated financial statements. Please tell us where these disclosures are currently provided or revise to disclose the required information.
 May 27, 2025
Page 3



       Please contact Sarmad Makhdoom at 202-551-5776 or John Spitz at 202-551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance